SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR LAUNCHES 12th EUROPEAN BASE AT SHANNON
       20,000 FREE* SEATS TO LONDON, LIVERPOOL, NOTTINGHAM AND DUSSELDORF

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 4th May 2005) marked the launch of its new base at Shannon Airport with a 20,000 Free* Seat Sale. Ryanair now operates 26 daily flights on 14 international routes to and from Shannon Airport and this year will carry 1.5 million passengers through the airport.

Speaking in Shannon today, Ryanair's CEO Michael O'Leary, said;

        "Ryanair's EUR240M investment in Shannon will deliver 1.5 million passengers for the airport this year, bringing a massive boost to tourism and jobs in the mid-west and establishing Shannon as the low cost gateway to Ireland.

        "Over 400,000 bookings have already been made for travel this summer on these routes and in the first week of operations alone, Ryanair will carry over 30,000 passengers to and from Shannon.

        "To mark this new base we are offering 20,000 free* seats on 4 of our new routes during May and June. Passengers are advising passengers to book their free* flight online at www.ryanair.com immediately because demand will be very strong".

Pat Shanahan, Chairman of the Shannon Airport Authority said:

        "Ryanair's development at Shannon will provide an unprecedented boost to tourism and business activity, thus enabling the airport to continue to fulfill its key role as the economic generator for the entire West of Ireland. Ryanair will contribute significantly to the expected growth of a million extra passengers through Shannon Airport in 2005".

Ryanair's new Shannon base will be serviced by new Next Generation Boeing 737-800 aircraft.

Speaking from Shannon, John Reuland, Boeing's Director of Marketing, said:

        "The economics and reliability of the Boeing Next Generation 737 are key to Ryanair's success and we are delighted to be here today to support that growth. Our partnership today could not be more visible with the arrival of the special Ryanair/Boeing Best in the Blue aircraft, bringing the first of many millions of visitors from Europe to Shannon and the West of Ireland".


Niall Gibbons, Director Corporate Services, Tourism Ireland, said:

        "Ryanair's decision to open a base in Shannon means that visitors across Great Britain and Continental Europe now have low-cost access direct into the heart of the Western seaboard. Air access capacity to the island of Ireland will be at an all-time high this summer and Shannon will see the greatest proportional capacity increase, driven largely by these new services from Ryanair".


* One way ex taxes


Fare Offer Details:

Booking Period:      Wednesday, 4th May - midnight Monday, 9th May
                     2005

Travel Period:       11th May - 30th June 2005

Applicable Days:     Monday - Thursday

Applicable Routes:   Liverpool, London Luton, Dusseldorf Weeze,
                     Nottingham

Blackout Period:     2nd - 6th June 2005

Advance Purchase:    7 days

Ends.                Wednesday, 4th May 2005


For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 May 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director